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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

FOXHOLLOW TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
35166A103
(CUSIP Number)
Kevin M. Klemz
Senior Vice President, Secretary and Chief Legal Officer
ev3 Inc.
9600 54th Avenue North
Plymouth, Minnesota 55442
(763) 398-7000

Copy to:

Bruce A. Machmeier, Esq.
Amy E. Culbert, Esq.
Patrick J. Pazderka, Esq.
Oppenheimer Wolff & Donnelly LLP
45 South Seventh Street
3300 Plaza VII Building
Minneapolis, Minnesota 55402
(612) 607-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 4, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	35166A103	Page	2	of	13

1	NAMES OF REPORTING PERSONS ev3 Inc. I.R.S. Identification No. of Above Persons: 32-0138874

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

This Amendment No. 1 to the initial statement on Schedule 13D hereby amends and supplements an initial statement on Schedule 13D dated July 21, 2007 (the “Original Statement”), filed by and on behalf of ev3 Inc., a Delaware corporation (“ev3”) and relating to the common stock, par value $0.001 per share, of FoxHollow Technologies, Inc., a Delaware corporation (“FoxHollow”). Except as set forth herein, there are no changes to the information in the Original Statement. All terms used but not defined in this Amendment No. 1 are as defined in the Original Statement.
Item 1. Security and Issuer.
The following disclosure is hereby added to Item 1:
On October 4, 2007, Foreigner Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of ev3, was merged with and into FoxHollow (the “Merger”), with FoxHollow remaining as the surviving corporation and becoming a wholly owned subsidiary of ev3. Pursuant to the terms and conditions of that certain Agreement and Plan of Merger, dated as of July 21, 2007, by and among ev3, FoxHollow and Merger Sub (the “Merger Agreement”), at the effective time and as a result of the Merger, each share of FoxHollow common stock issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive 1.45 shares of ev3 common stock and $2.75 in cash. Alternatively, FoxHollow stockholders could have elected to receive either 1.62 shares of ev3 common stock or $25.92 in cash for each share of FoxHollow common stock by making an all-stock or an all-cash election, respectively. Stock and cash elections were subject to pro-ration to preserve an overall mix of 1.45 shares of ev3 common stock and $2.75 in cash for all of the outstanding shares of FoxHollow common stock in the aggregate.
Any shares of FoxHollow common stock issued and outstanding immediately prior to the effective time of the Merger that were held by a stockholder who properly exercised appraisal rights with respect thereto in accordance with Section 262 of Delaware General Corporation Law were not converted into and do not represent the right to receive the merger consideration described above, and the holder of such shares is entitled only to receive payment of the appraised value of such shares in accordance with the provisions of Section 262 unless and until such holder fails to perfect or effectively withdraws or loses such holder’s right to appraisal and payment under the Delaware General Corporation Law.
Pursuant to the terms and conditions of the Merger Agreement, at the effective time and as a result of the Merger, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the effective time of the Merger was converted into and became one share of common stock of FoxHollow, as the surviving corporation. Therefore, as a result of the Merger, the number of issued and outstanding shares of FoxHollow common stock was effectively reduced to 1,000 shares, all of which are owned by ev3, and the par value of FoxHollow’s common stock was changed from $0.001 to $0.01 per share.
Item 2. Identity and Background.
The following disclosure is hereby added to Item 2:

Set forth on Schedule A to this Amendment No. 1 to Schedule 13D, which is incorporated herein by reference, is the name of each of the current directors and executive officers of ev3 along with the present principal occupation or employment of such directors and executive officers and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each such individual, as of the date hereof to ev3’s knowledge.
During the last five years, neither ev3 nor, to the knowledge of ev3, any of the individuals or entities named in Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither ev3 nor, to the knowledge of ev3, any of the individuals or entities named in Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The following disclosure is hereby added to Item 3:
The securities were acquired in connection with the Merger of Merger Sub with and into FoxHollow, with FoxHollow remaining as the surviving corporation, effective, on October 4, 2007, pursuant to the terms and conditions of the Merger Agreement. At the effective time and as a result of the Merger, each share of FoxHollow common stock issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive 1.45 shares of ev3 common stock and $2.75 in cash. Alternatively, FoxHollow stockholders could have elected to receive either 1.62 shares of ev3 common stock or $25.92 in cash for each share of FoxHollow common stock by making an all-stock or an all-cash election, respectively. Stock and cash elections were subject to pro-ration to preserve an overall mix of 1.45 shares of ev3 common stock and $2.75 in cash for all of the outstanding shares of FoxHollow common stock in the aggregate.
Any shares of FoxHollow common stock issued and outstanding immediately prior to the effective time of the Merger that were held by a stockholder who properly exercised appraisal rights with respect thereto in accordance with Section 262 of Delaware General Corporation Law were not converted into and do not represent the right to receive the merger consideration described above, and the holder of such shares is entitled only to receive payment of the appraised value of such shares in accordance with the provisions of Section 262 unless and until such holder fails to perfect or effectively withdraws or loses such holder’s right to appraisal and payment under the Delaware General Corporation Law.
In addition, at the effective time and as a result of the Merger, all outstanding options to purchase shares of FoxHollow common stock and other equity awards based on FoxHollow common stock, which were outstanding immediately prior to the effective time of the Merger and whether or not then exercisable or vested, were converted into and became, respectively, options to purchase shares of ev3 common stock and with respect to all other FoxHollow equity awards, awards based on shares of ev3 common stock, in each case, on terms substantially identical to those in effect prior to the effective time of the Merger, except for adjustments to the underlying number of shares and the exercise price based on an exchange ratio reflected in the merger consideration and other adjustments as provided in the Merger Agreement.
Pursuant to the terms and conditions of the Merger Agreement, at the effective time and as a result of the Merger, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the effective time of the Merger was converted into and became one share of common stock of FoxHollow, as the surviving corporation. Therefore, as a result of the Merger, the number of issued and outstanding shares of FoxHollow common stock was effectively reduced to 1,000 shares, all of which are owned by ev3, and the par value of FoxHollow’s common stock was changed from $0.001 to $0.01 per share.
Item 4. Purpose of Transaction.
The following disclosure is hereby added to Item 4:
(a) — (b)	As stated above in Item 3, this statement relates to the Merger. Upon consummation of the Merger, the separate existence of Merger Sub ceased and FoxHollow became a wholly owned subsidiary of ev3. Pursuant to the terms and conditions of the Merger Agreement, at the effective time and as a result of the Merger, holders of shares of FoxHollow common stock issued and outstanding immediately prior to the effective time of the Merger received the consideration specified in Item 3 in exchange for each share of FoxHollow common stock held by them.

Pursuant to the terms and conditions of the Merger Agreement, at the effective time and as a result of the Merger, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the effective time of the Merger was converted into and became one share of common stock of FoxHollow, as the surviving corporation. Therefore, as a result of the Merger, the number of issued and outstanding shares of FoxHollow common stock was effectively reduced to 1,000 shares, all of which are owned by ev3, and the par value of FoxHollow’s common stock was changed from $0.001 to $0.01 per share.

(c)	Not applicable.

(d)	Upon consummation of the Merger, Kevin M. Klemz, the sole director and officer of Merger Sub immediately prior to the Merger became the initial sole director and officer of FoxHollow, until the earlier of his resignation or removal or otherwise ceasing to be a director or officer or until his successor is duly elected and qualified, as the case may be. It is expected that additional individuals will become directors and officers of FoxHollow.

(e)	Other than as a result of the Merger as described above, not applicable.

(f)	Upon consummation of the Merger, FoxHollow became a wholly owned subsidiary of ev3.

(g)	At the effective time of the Merger, the Certificate of Incorporation of Merger Sub as in effect immediately prior the effective time of the Merger became the Certificate of Incorporation of FoxHollow by virtue of the Merger until thereafter changed or amended in accordance with such Certificate of Incorporation or by applicable law. The Bylaws of Merger Sub as in effect immediately prior the effective time of the Merger became the Bylaws of FoxHollow at the effective time of the Merger by virtue of the Merger until thereafter changed or amended as provided in accordance with such Bylaws or by applicable law.

(h) — (i)	Upon consummation of the Merger, a Form 25 was filed to delist FoxHollow’s common stock from the Nasdaq Global Select Market and a Form 15 will be filed with the Securities and Exchange Commission seeking termination of the registration of FoxHollow’s common stock under the Securities Exchange Act of 1934, as amended.

(j)	Not applicable.
Item 5. Interest in Securities of the Issuer.
The following disclosure is hereby added to Item 5:
(a) — (b)	As a result of the Merger, ev3 owns 1,000 shares, representing 100% of the issued and outstanding shares of common stock of FoxHollow, and has sole power to vote and dispose of such shares. Except as described in this Amendment No. 1, none of the persons listed in Item 2 of this Amendment No. 1 or the Original Statement beneficially owns any shares of FoxHollow common stock.

(c)	Except for the entering into of the Voting Agreements with ev3 as previously disclosed in the Original Statement, the entering into of the Merger Agreement and the completion of the Merger and the other transactions contemplated under the Merger Agreement, neither ev3, nor, to the knowledge of ev3, any of the individuals or entities named in Schedule A, has effected any transaction in FoxHollow’s common stock during the past 60 days, except as disclosed herein.

(d) — (e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The following disclosure is hereby added to Item 6:
As described under “Item 3. Source and Amount of Funds or Other Consideration” and “Item 4. Purpose of Transaction,” on October 4, 2007, Merger Sub merged with and into FoxHollow, with FoxHollow remaining as the surviving corporation and becoming a wholly owned subsidiary of ev3.
Item 7. Material to be Filed as Exhibits.
See Original Statement on Schedule 13D.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ev3 Inc.
Dated: October 9, 2007	By:	/s/ Kevin M. Klemz
		Name:	Kevin M. Klemz
		Title:	Senior Vice President, Secretary and Chief Legal Officer

Schedule A
The name, present principal occupation or employment and country of citizenship of each director and executive officer of ev3 is set forth below. In addition, the name, place of organization, principal business, and address of the principal office of a principal stockholder of ev3 who by virtue of its ownership of ev3 common stock may be deemed to be a controlling person of ev3 are set forth below.
Directors of ev3 Inc.

Name/Present Principal		Country of
Occupation or Employment	Business Address	Citizenship
John K. Bakewell	Wright Medical Group, Inc.	U.S.
Executive Vice President and Chief Financial	5677 Airline Road
Officer of Wright Medical Group, Inc.	Arlington, TN 38002

Jeffrey B. Child	695 Oak Grove Avenue, Suite 210	U.S.
Chief Financial Officer of Family Office of	Menlo Park, CA 94025
Unaffiliated Third Party

James M. Corbett	ev3 Inc.	U.S.
Chairman of the Board, President and Chief	9600 54th Avenue North
Executive Officer of ev3 Inc.	Plymouth, Minnesota 55442

Richard B. Emmitt	The Vertical Group, L.P.	U.S.
General Partner of The Vertical Group, L.P.	25 DeForest Ave.
Summit, NJ 07901

Richard N. Kender	Merck & Co., Inc.	U.S.
Vice President, Business Development and	One Merck Drive
Corporate Licensing of Merck & Co., Inc.	Whitehouse Station, NJ 08889

Daniel J. Levangie	Cytyc Corporation	U.S.
President, Surgical Products Division,	250 Campus Drive
Executive Vice President and Director of	Marlborough, MA 01752
Cytyc Corporation

Myrtle S. Potter	Myrtle Potter Consulting, LLC	U.S.
Consultant with Myrtle Potter Consulting, LLC	2995 Woodside Road, Suite 400
Woodside, California 94062

John B. Simpson, Ph.D., M.D.	ev3 Inc.	U.S.
Vice Chairman of the Board and Chief	9600 54th Avenue North
Scientist of ev3 Inc.	Plymouth, Minnesota 55442

Thomas E. Timbie	Timbie & Company, LLC	U.S.
President of Timbie & Company, LLC	4340 Blue Heron Drive
Ponte Vedra Beach, FL 32082

Elizabeth H. Weatherman	Warburg Pincus LLC	U.S.
Managing Director of Warburg Pincus LLC	466 Lexington Avenue
New York, New York 10017

Executive Officers of ev3 Inc. Who Are Not Directors

Name/Present Principal		Country of
Occupation or Employment	Business Address	Citizenship
Stacey Enxing Seng	ev3 Inc.	U.S.
Senior Vice President and President, Cardio	9600 54th Avenue North
Peripheral Division	Plymouth, Minnesota 55442

Pascal E.R. Girin	ev3 Inc.	France
Senior Vice President and President, International	9600 54th Avenue North
Plymouth, Minnesota 55442

Matthew Jenusaitis	ev3 Inc.	U.S.
Senior Vice President and President,	9600 54th Avenue North
Neurovascular Division	Plymouth, Minnesota 55442

Kevin M. Klemz	ev3 Inc.	U.S.
Senior Vice President, Secretary and Chief Legal	9600 54th Avenue North
Officer	Plymouth, Minnesota 55442

Gregory Morrison	ev3 Inc.	U.S.
Senior Vice President, Human Resources	9600 54th Avenue North
Plymouth, Minnesota 55442

Michael D. Ritchey	ev3 Inc.	U.S.
Senior Vice President, Corporate Marketing	9600 54th Avenue North
Plymouth, Minnesota 55442

Patrick D. Spangler	ev3 Inc.	U.S.
Senior Vice President, Chief Financial Officer	9600 54th Avenue North
and Treasurer	Plymouth, Minnesota 55442
Principal Stockholder

Name/Present Principal		Country of
Occupation or Employment	Business Address	Organization
Warburg Pincus Equity Partners, L.P.*	Warburg Pincus Equity Partners, L.P. 466 Lexington Avenue New York, New York 10017	U.S.
*The shares owned by Warburg Pincus Equity Partners, L.P., a Delaware limited partnership (“WPEP”), include shares owned directly by WPEP and beneficially owned by two affiliated partnerships. Warburg Pincus Partners LLC (“WPP LLC”), a New York limited liability company, is the sole general partner of WPEP. WPP LLC is managed by Warburg Pincus & Co. (“WP”), a New York general partnership. WPEP is managed by Warburg Pincus

LLC (“WP LLC”), a New York limited liability company. WPEP, WPP LLC, WP and WP LLC are each referred to as a “Warburg Pincus Entity” and are collectively referred to as the “Warburg Pincus Entities”. Each Warburg Pincus Entity shares with the other Warburg Pincus Entities the voting and investment control of all of the shares of common stock such Warburg Pincus Entity may be deemed to beneficially own. Charles R. Kaye and Joseph P. Landy are each managing general partners of WP and co-presidents and managing members of WP LLC and may be deemed to control the Warburg Pincus Entities. Each of these individuals disclaims beneficial ownership of the shares of common stock of ev3 Inc. that the Warburg Pincus Entities may be deemed to beneficially own. The address of the principal business and principal office of each of the foregoing is 466 Lexington Avenue, New York, New York 10017.
The principal business of WPEP is making private equity and related investments. The principal business of WPP LLC is acting as general partner to certain private equity funds, including WPEP. The principal business of WP is acting as the managing member of WPP LLC. The principal business of WP LLC is managing certain private equity funds, including WPEP. The principal business of each of Mr. Kaye and Mr. Landy is acting as a managing general partner of WP and co-president and managing member of WP LLC.
Set forth on Annex A hereto is a list of the general partners of WP and the members of WP LLC as well as their principal occupations.

Annex A
GENERAL PARTNERS OF WP

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Joel Ackerman	Partner of WP; Member and Managing Director of WP LLC
Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC
David Barr	Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC
Mark Colodny	Partner of WP; Member and Managing Director of WP LLC
David A. Coulter	Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC
W. Bowman Cutter	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
David W. Dorman	Partner of WP; Member and Senior Advisor of WP LLC
Steven Glenn	Partner of WP; Member and Managing Director of WP LLC
Michael Graff	Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC
E. Davisson Hardman	Partner of WP; Member and Managing Director of WP LLC
Jeffrey A. Harris	Partner of WP; Member and Managing Director of WP LLC
Stewart J. Hen	Partner of WP; Member and Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC
Julie A. Johnson Staples	Partner of WP; Member and Managing Director of WP LLC
Chansoo Joung	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Henry Kressel	Partner of WP; Member and Managing Director of WP LLC
David Krieger	Partner of WP; Member and Managing Director of WP LLC
Kevin Kruse	Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Sidney Lapidus	Partner of WP; Member and Senior Advisor of WP LLC
Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC
Philip Mintz	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
Bilge Ogut	Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC
Michael F. Profenius	Partner of WP; Member and Managing Director of WP LLC
Stan Raatz	Partner of WP; Member and Managing Director of WP LLC
Justin Sadrian	Partner of WP; Member and Managing Director of WP LLC
Henry B. Schacht	Partner of WP; Member and Senior Advisor of WP LLC
Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC
John Shearburn	Partner of WP; Member and Managing Director of WP LLC
Mimi Strouse	Partner of WP; Member and Managing Director of WP LLC
Barry Taylor	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC
John L. Vogelstein	Partner of WP; Member and Senior Advisor of WP LLC
Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC
David J. Wenstrup	Partner of WP; Member and Managing Director of WP LLC
Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Pincus & Company LLC*
WP & Co. Partners, L.P.**
Warburg Pincus Principal Partnership, L.P.***
Warburg Pincus Real Estate Principal Partnership, L.P.***
Warburg Pincus 2006 Limited Partnership***

*	New York limited liability company; primary activity is ownership interest in WP and WP LLC

**	New York limited partnership; primary activity is ownership interest in WP

***	Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP LLC, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Joel Ackerman	Member and Managing Director of WP LLC; Partner of WP
Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP
David Barr	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP
Julian Cheng (1)	Member and Managing Director of WP LLC
Stephen John Coates (2)	Member and Managing Director of WP LLC
Mark Colodny	Member and Managing Director of WP LLC; Partner of WP
David A. Coulter	Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP
W. Bowman Cutter	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
David W. Dorman	Member and Senior Advisor of WP LLC; Partner of WP
Rajiv Ghatalia (1)	Member and Managing Director of WP LLC
Steven Glenn	Member and Managing Director of WP LLC; Partner of WP
Michael Graff	Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
E. Davisson Hardman	Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris	Member and Managing Director of WP LLC; Partner of WP
Stewart J. Hen	Member and Managing Director of WP LLC; Partner of WP
William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP
Julie A. Johnson Staples	Member and Managing Director of WP LLC; Partner of WP
Chansoo Joung	Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Rajesh Khanna (3)	Member and Managing Director of WP LLC
Henry Kressel	Member and Managing Director of WP LLC; Partner of WP
David Krieger	Member and Managing Director of WP LLC; Partner of WP
Kevin Kruse	Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Sidney Lapidus	Member and Senior Advisor of WP LLC; Partner of WP
Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP
David Li (1)	Member and Managing Director of WP LLC
Nicholas J. Lowcock (2)	Member and Managing Director of WP LLC
Niten Malhan (3)	Member and Managing Director of WP LLC
Philip Mintz	Member and Managing Director of WP LLC; Partner of WP
James Neary	Member and Managing Director of WP LLC; Partner of WP
Bilge Ogut	Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP
Michael F. Profenius	Member and Managing Director of WP LLC; Partner of WP
Leo Puri (3)	Member and Managing Director of WP LLC
Stan Raatz	Member and Managing Director of WP LLC; Partner of WP
Justin Sadrian	Member and Managing Director of WP LLC; Partner of WP
Henry B. Schacht	Member and Senior Advisor of WP LLC; Partner of WP
Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP
Joseph C. Schull (4)	Member and Managing Director of WP LLC
John Shearburn	Member and Managing Director of WP LLC; Partner of WP

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP LLC, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Mimi Strouse	Member and Managing Director of WP LLC; Partner of WP
Chang Q. Sun (1)	Member and Managing Director of WP LLC
Barry Taylor	Member and Managing Director of WP LLC; Partner of WP
Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
Simon Turton (2)	Member and Managing Director of WP LLC
John L. Vogelstein	Member and Senior Advisor of WP LLC; Partner of WP
Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP
David J. Wenstrup	Member and Managing Director of WP LLC; Partner of WP
Peter Wilson (2)	Member and Managing Director of WP LLC
Jeremy S. Young (2)	Member and Managing Director of WP LLC
Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP
Pincus & Company LLC*

(1)	Citizen of Hong Kong

(2)	Citizen of United Kingdom

(3)	Citizen of India

(4)	Citizen of Canada

*	New York limited liability company; primary activity is ownership interest in WP and WP LLC
As of September 1, 2007